CONTRIBUTION AGREEMENT

This **CONTRIBUTION AGREEMENT** (this "Agreement") is entered into as of [●], 2025, by and among TMAccelerator Company, LLC, a Delaware limited liability company doing business as TMA Precision Health (the "Legacy LLC") and TMA, Inc., a Delaware corporation ("TMA"). Each of Legacy LLC and TMA is sometimes referred to herein individually as a "Party" and collectively as the "Parties". Capitalized terms used herein without being otherwise defined shall have the meanings assigned thereto in the Purchase Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, TMA is entering into that certain Series A Stock Purchase Agreement with certain Purchasers, dated as of the date hereof (as amended from time to time, the "Purchase Agreement"), and subject to the terms and conditions of the Purchase Agreement, the Purchasers will acquire shares of Series A Preferred Stock being issued by TMA (the "Shares Sale Transaction");

WHEREAS, as a condition of the Initial Closing under the Purchase Agreement (a) just prior to the Initial Closing, all the assets of Legacy LLC have to be transferred and contributed to TMA, and Legacy LLC desires to transfer and contribute such assets to TMA in exchange for 6,893,168 shares of Common Stock of TMA (the "Exchange Common Shares") and 4,541,807 shares of Preferred Stock of TMA (the "Exchange Preferred Shares"; and together with the Exchange Common Shares, the "Exchange Shares") being issued to Legacy LLC; and (b) immediately after the Initial Closing but as a condition subsequent to the Initial Closing, Legacy LLC will distribute to those of its partners identified on Schedule 1.1 to the Redemption Agreement (defined below) (the "Redeeming Class A Unit Holders"), all the Exchange Preferred Shares indirectly allocable to the Redeeming Class A Unit Holder as more particularly set forth on said Schedule 1.2 to the Redemption Agreement (the "Distributed Exchange Preferred Shares") in exchange for the redemption by Legacy LLC of all its Class A Units indirectly allocable such Redeeming Class A Unit Holders (the "Redemption Class A Units" and such transaction being referred to as the "Redemption"), pursuant to that certain Redemption Agreement in the form of attached Exhibit A (the "Redemption Agreement"), such that after giving effect to the Redemption, no Class A Units in Legacy LLC will remain issued and outstanding other than those indirectly allocable to those Legacy LLC partners identified on Schedule 1.2 to the Redemption Agreement (the "Non-Redeeming Class A Unit Holders"), and Legacy LLC will no longer be the owner of any Distributed Exchange Preferred Shares, thus Legacy LLC will only be the owner of only those remaining Exchange Preferred Shares which are indirectly allocable to the Non-Redeeming Class A Units Holders in the respective amounts as more particularly set forth on Schedule 1.2 to the Redemption Agreement (the "Non-Distributed Exchange Preferred Shares"). For clarity, the Distributed Exchange Preferred Shares will then be held directly by the Redeeming Class A Unit Holders, but subject to the terms and conditions of the Ancillary Agreements (defined below); and

WHEREAS, the Parties acknowledge and agree that the consummation of (x) the Contribution pursuant to this Agreement, and (y) the Redemption pursuant to the Redemption Agreement, are each a material inducement and condition of the Purchasers entering into the Purchase Agreement and consummating the transactions contemplated thereby.

NOW, THEREFORE, in consideration of the mutual agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

AGREEMENT

1.   Contribution and Exchange. Effective immediately prior to the Initial Closing, and without further action by Legacy LLC, Legacy LLC hereby transfers, contributes and delivers to TMA, free and

clear of all liens, indebtedness, charges or encumbrances (collectively, "Liens"), all right, title and interest in and to all assets and property, of whatever nature and kind, of Legacy LLC including but not limited to those assets and property set forth on **Schedule 1(a)** (collectively, the "Contributed Property"), in exchange for the Exchange Shares (the "Contribution"). The Company hereby accepts the Contributed Property.

2.   Consideration. Effective immediately prior to the Initial Closing, in consideration for the Contributed Property, the Company hereby issues to Legacy LLC, the Exchange Shares, which Exchange Shares shall be uncertificated.

3.   Intended Tax Treatment. It is intended that, for U.S. federal (and applicable state and local) income tax purposes, the transfer of Contributed Property for the Exchange Shares be treated as an exchange described in Section 351 of the Internal Revenue Code of 1986, as amended (the "Code") to which no gain or loss shall be recognized by either Party. The Parties agree to file their respective tax returns in a manner that is consistent with such intended tax treatment and further agree not to take any position inconsistent with such treatment in any future tax return, tax audit or other tax proceeding unless required to do so by a "determination" (as defined in Section 1313(a) of the Code).

4.   Other Terms and Conditions and Agreements. The Exchange Shares shall be issued by TMA to Legacy LLC subject to the following agreements to which Legacy LLC shall become a party as a Key Holder respectively thereunder, as to the Exchange Common Shares, simultaneous with the Initial Closing: (i) the Investors' Rights Agreement; (ii) the Right of First Refusal and Co-Sale Agreement; and (iii) the Voting Agreement. No later than the Initial Closing, Legacy LLC shall enter into the foregoing agreements (the "Ancillary Agreements"). As a condition of the Redemption and the Contribution, the Redeeming Class A Unit Holders shall become a party as to such Exchange Preferred Shares being distributed to such respective Redeeming Class A Unit Holder, to each of the Ancillary Agreements, by executing and delivering a joinder agreement or agreements thereto.

5.   Representations and Warranties of Legacy LLC. Legacy LLC represents and warrants to TMA that:

      (a)   the Contributed Assets are being transferred and contributed hereunder free of Liens;

      (b)   Legacy LLC has all necessary power, authority and legal capacity to execute and deliver this Agreement and the Ancillary Agreements and to perform its obligations hereunder and thereunder, and the execution, delivery and performance of this Agreement and the Ancillary Agreements does not and shall not result in a breach of the terms, conditions or provisions of any contract, instrument or order, judgment or ruling to which Legacy LLC is subject;

      (c)   Legacy LLC further understands, acknowledges and agrees that none of the Exchange Common Shares, the Non-Distributed Exchange Preferred Shares or any rights relating to either of the foregoing may be transferred, sold, pledged, hypothecated or otherwise disposed of unless (x) the provisions of the Ancillary Agreements shall have been complied with and (y) such disposition is exempt from the provisions of Section 5 of the Securities Act or is pursuant to an effective registration statement under the Securities Act and is exempt from (or in compliance with) applicable state securities or "blue sky" laws.

      (d)   Legacy LLC has had an opportunity to ask questions and receive answers concerning the terms and conditions of the Purchase Agreement and the Shares Sale Transaction and has had access to such other information concerning TMA as it has requested. In furtherance of the foregoing, except as expressly set forth in this Agreement, no representation or warranty, express or implied, whether written or oral, as to the financial condition, results of operations, prospects, properties or business of TMA or as to the value of the Exchange Shares has been made to Legacy LLC by or on behalf of TMA.

6. **Representations and Warranties of TMA.** TMA represents and warrants to Legacy LLC that:

(a) TMA is a Delaware corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. TMA has full legal authority and power to execute and deliver this Agreement, the Ancillary Agreements and any other agreements or instruments executed by it in connection herewith and to consummate the transactions contemplated herein and therein. The execution and delivery by TMA of this Agreement, the Ancillary Agreements and any other agreements or instruments executed by it in connection herewith have been duly authorized by all necessary corporate action on the part of TMA. This Agreement, the Ancillary Agreements and the other agreements and instruments executed by TMA in connection herewith are enforceable against TMA in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally and by general principles of equity;

(b) Except for waivers or consents that have been obtained and are in full force and effect, the execution and delivery of this Agreement by TMA and the issuance of the Exchange Shares contemplated herein will not conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under (i) the organizational documents of TMA, (ii) any law applicable to TMA or (iii) any contract, agreement or instrument to which TMA is a party;

(c) The Exchange Shares to be issued hereunder will be duly authorized, validly issued, fully paid and nonassessable, and free and clear of any Liens (other than restrictions on transfer under applicable securities laws or as provided for in the charter documents of TMA and the Ancillary Agreements).

7. **Termination.** This Agreement shall automatically terminate, without any notice or other action by any Party hereto, and be void *ab initio* upon the termination of the Purchase Agreement prior to the Initial Closing pursuant to Section 6.15 thereof and, upon such termination shall be of no further force or effect, without the creation or imposition of any penalty, liability or obligation upon any Party.

8. **Notices.** All notices, demands and other communications given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) one business day after being sent by reputable overnight courier or (c) when transmitted by e-mail (except that if notice is received by e-mail after 8:00 p.m. local time on a business day at the place of receipt, it shall be effective the following business day), to the parties at the following addresses:

Notices to TMA:

> TMA, Inc.
> Ten Derne Street
> Boston, MA 02114
> Attention: Martin J. Grasso, Jr.
> Email: marty@tmaprecisionhealth.com

with a copy (which shall not constitute notice) to:

Tarlow, Breed, Hart & Rodgers, P.C.
101 Huntington Ave., Suite 500
Boston, MA 02199
Attention: Stephen Kutenplon
Email: skutenplon@tbhr-law.com

Notices to Legacy LLC:

TMAccelerator Company, LLC
Ten Derne Street
Boston, MA 02114
Attention: Martin J. Grasso, Jr.
Email: marty@tmaccelerator.com

with a copy (which shall not constitute notice) to:

Tarlow, Breed, Hart & Rodgers, P.C.
101 Huntington Ave., Suite 500
Boston, MA 02199
Attention: Stephen Kutenplon
Email: skutenplon@tbhr-law.com

9.   Entire Agreement. This Agreement, the Redemption Agreement, the Purchase Agreement, the documents delivered pursuant to the Purchase Agreement and the other documents and certificates referred to herein and therein constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof, except as otherwise expressly provided in this Agreement.

10.   Amendments and Waivers; Assignment. Any provision of this Agreement may be (a) amended, altered or modified, in whole or in part, only by a written agreement of TMA and Legacy LLC executed by their duly authorized officers and (b) waived if, and only if, such waiver is set forth in an instrument in writing signed on behalf of the Party against whom such waiver is to be effective. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Person under or by reason of this Agreement. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof be deemed or shall constitute, a waiver of any other provisions, whether or not similar, nor shall any waiver constitute a continuing waiver. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and permitted assigns. Neither this Agreement nor any rights, benefits or obligations set forth herein may be assigned by a Party without the prior written consent of the other Party and any attempted assignment without such prior written consent shall be void. Notwithstanding, any such assignment shall not adversely affect or cause to be inapplicable the Parties' intentions concerning tax-deferred treatment of the transactions contemplated hereby as expressed in Section 3 hereof.

11.   No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

12. Arbitration.

(a) The Parties mutually consent to the resolution by final and binding confidential arbitration of any and all disputes, controversies or claims between them arising out of or related in any way to (i) this Agreement, or (ii) any dispute as to the arbitrability of a matter under this Agreement (collectively, "Claims"). All Claims shall be resolved exclusively by arbitration submitted to arbitration by one arbitrator mutually agreed upon by the parties, and if no agreement can be reached within 30 days after names of potential arbitrators have been proposed by Judicial Arbitration and Mediation Services, Inc. ("JAMS"), then by one arbitrator having reasonable experience in commercial law experience and who is chosen by JAMS. The arbitration shall take place in Boston, Massachusetts, in accordance with the JAMS rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to the issues to be arbitrated, (b) depositions of all party witnesses, and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the Massachusetts Code of Civil Procedure, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings.

(b) The arbitrator shall issue a decision or award in writing, stating the essential findings of fact and conclusions of law. Any arbitration proceedings, decision, or award rendered hereunder, and the validity, effect, and interpretation of this arbitration provision, shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1 et seq. No Party shall have any right to commence, participate in or be a party to, any class, collective or representative action or to bring any Claim jointly or collectively.

(c) It is part of the essence of this Agreement that any Claims hereunder shall be resolved expeditiously and as confidentially as possible. Accordingly, the Parties agree that all proceedings in any arbitration shall be conducted under seal and kept strictly confidential. In that regard, no Party shall use, disclose, or permit the disclosure of any information, evidence, or documents produced by any other Party in the arbitration proceedings or about the existence, contents, or results of the proceedings, except as necessary and appropriate for the preparation and conduct of the arbitration proceedings, or as may be required by any legal process, or as required in an action in aid of arbitration, or for enforcement of or appeal from an arbitral award.

13. Further Assurances. From time to time following the date hereof, if any further action is necessary to carry out the purposes of this Agreement, each Party will take such further action (including the execution and delivery of such further instruments and documents) that is reasonably necessary or appropriate to effectuate and perform the provisions of this Agreement.

14. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement or the application of any such provision to any Party or circumstance shall be held to be prohibited by, illegal or unenforceable under applicable law or rule in any respect by a court of competent jurisdiction, such provision shall be ineffective only to the extent of such prohibition, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement.Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

16.   _Waiver of Jury Trial_. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE ANCILLARY AGREEMENTS, OR THE SUBJECT MATTER HEREOF (INCLUDING BUT NOT LIMITED TO THE EXCHANGE SHARES OR THE CONTRIBUTED PROPERTY) OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT AND/OR THE TRANSACTIONS DESCRIBED HEREIN, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL._Counterparts_. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument. Electronically signed or transmitted signatures, including but not limited to, via DocuSign or other platform, portable document format (PDF), facsimile, shall be deemed effective to the same extent as original signatures on this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed and delivered this Contribution Agreement as of the date first above written.


TMA:

TMA, Inc.

By: _____
Name: Martin J. Grasso, Jr.
Title: Chief Commercial Officer

LEGACY LLC:

TMAccelerator Company, LLC

By: _____
Name: Martin J. Grasso, Jr.
Title: Manager


Schedule 1(a)

Contributed Property

1. US Patent 18/560,635 for "PRECISION MEDICINE SYSTEMS & METHODS" filed on 16 May 2022 and the related application published on 29 July 2024 and related/supporting software programs Partnership with Everlum Bio
2. Partnership with ColTMA to find and sequence patients in Latin America
3. Partnership with DNAnexus for the licensing of proprietary data owned by Legacy LLC, pursuant to that certain Data Licensing Agreement effective as of October 31, 2023, between the Company and DNAnexus, Inc.
4. Partnership with NVIDIA Corp to provide computing and AI resources free of charge pursuant to the NVIDIA Inception Program, acceptance to which of the Company was confirmed by NVIDIA on October 10, 2023.
5. Service Contract with Broad Institute to provide Whole Genome Sequencing to TMA prescribed patients.
6. All service contracts with advisors to Legacy LLC, including:
    (i) Advisor Agreement effective September 1, 2023 with Dr. Mark Bouzyk;
    (ii) Advisor Agreement effective July 29, 2023 with James Cavan;
    (iii) Service Agreement effective April, 2024 with Calum MacRae, M.D.;
    (iv) Service Agreement effective September 6, 2022 with Dr. Alice A. Chen;
    (v) Service Agreement effective July 7, 2023 with Dr. Zeenat Patrawala;
    (vi) Advisor Agreement effective February 12, 2024 with Christina Waters Consulting LLC;
    (vii) Service Agreement effective June 1, 2023 with Javier Romero, M.D.

7. Confidentiality, Assignment of Inventions and Restrictive Covenant Agreements between Legacy LLC and its respective employees Joshua Resnikoff, Martin J. Grasso, Jr. and Jack Schultz.
8. All goodwill of Legacy LLC.

Exhibit A

Redemption Agreement

[see attached]